FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private IssuerPursuant
to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2004

      Rubicon Minerals Corporation

      (Translation of Registrant’s Name into English)

      888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada

      (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION
By: "David W. Adamson" David W. Adamson President & CEO
Date: November 1, 2004